AM 3-23-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


05041209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No.
8-53551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boeing Capital Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 NACHES AVENUE SW, 1ST FLOOR
(No. and Street)

Renton (City) Washington (State) 98055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ingrid Sarapuu (425) 965-4000
(Area Code--Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if *individual*, state last, first, *middle name*)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

925 Fourth Avenue, Suite 3300 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C.
178

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2)*

AM 3/31/2005

3/23

Boeing Capital Securities Inc.

Financial Statements and
Supplemental Schedule for the Year
Ended December 31, 2004, and
Independent Auditors' Report and
Supplemental Report on Internal Control

BOEING CAPITAL SECURITIES INC.
(SEC I.D. No. 8-53551)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

BOEING CAPITAL SECURITIES INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Ingrid Sarapuu, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Boeing Capital Securities Inc. (the "Company") as of December 31, 2004, are true and correct. I further affirm (or swear) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 2/18/2005

VP - Strategy & Business Development

Title

Notary Public

Julia M. Perry

2/18/05


JULIA M. PERRY
COMMISSION EXPIRES
NOTARY
PUBLIC
11-19-08
STATE OF WASHINGTON

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Stockholder and Board of Directors
Boeing Capital Securities Inc.

We have audited the following financial statements of Boeing Capital Securities Inc. (the "Company") as of and for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Boeing Capital Securities Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of Boeing Capital Securities Inc. as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



February 25, 2005

BOEING CAPITAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 46,000
ACCOUNTS DUE FROM BOEING CAPITAL CORPORATION	1,055,393
TOTAL	$1,101,393

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$ 24,949
STOCKHOLDER'S EQUITY:	
Common stock—$1 par value; 1,000 shares authorized and outstanding	1,000
Capital in excess of par value	61,100
Retained Earnings	1,014,344
Total stockholder's equity	1,076,444
TOTAL	$1,101,393

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES	$ 1,663,265
OPERATING EXPENSES	64,685
INCOME BEFORE PROVISION FOR INCOME TAXES	1,598,580
PROVISION FOR INCOME TAXES	577,036
NET INCOME	$ 1,021,544

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,021,544
Adjustments to reconcile net income to net cash used by operating activities:	
Change in assets and liabilities:	
Accounts due from Boeing Capital Corporation	(1,046,493)
Accounts payable	24,949
Net cash used in operating activities	-
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contribution	30,000
NET INCREASE IN CASH	30,000
CASH:	
Beginning of year	16,000
End of year	$ 46,000

See notes to financial statements.

BOEING CAPITAL SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Capital in Excess of Par	Income Retained for Growth/ (Accumulated Deficit)	Total Stockholder's Equity
BALANCE—January 1, 2004	$ 1,000	$ 31,100	$ (7,200)	$ 24,900
Capital contribution		30,000		30,000
Net income			1,021,544	1,021,544
BALANCE—December 31, 2004	$ 1,000	$ 61,100	$ 1,014,344	$ 1,076,444

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Boeing Capital Securities Inc. (the "Company") is a Delaware corporation directly owned by Boeing Capital Corporation (which in turn is an indirect wholly owned subsidiary of The Boeing Company). The Company engages in the private placement of securities on a best efforts basis to institutional investors and is registered with the Securities and Exchange Commission and National Association of Securities Dealers as a broker/dealer. The Company syndicates asset-based investments such as leases and secured loans.

Basis of Presentation—The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change as more information becomes available, which could impact the amounts reported and disclosed herein.

Cash—The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At December 31, 2004, the cash was deposited in a non-interest bearing checking account with one financial institution.

Revenue Recognition—The Company earns an amount equal to one percent (1%) of the realized sales price or realized transaction value for any sale or financing where the Company acts as the placement agent for such transaction. Revenue is recognized when the transaction is determined to be complete.

Income Taxes—The operations of the Company are included in the consolidated federal income tax return of Boeing Capital Corporation's parent, The Boeing Company. Based on an informal arrangement, Boeing Capital Corporation presently charges or credits the Company for taxes resulting from its operations. Intercompany payments are made when taxes are due or tax benefits are realized by Boeing Capital Corporation based on the assumption that tax benefits are realized equal to 100% of the amounts forecasted by the Company, with the amounts varying from forecast settled in the year realized by Boeing Capital Corporation.

2. RELATIONSHIP AND TRANSACTIONS WITH BOEING CAPITAL CORPORATION

The Company and Boeing Capital Corporation have an Expense Sharing Agreement that requires Boeing Capital Corporation to provide the Company with office space, utilities, and computer equipment and systems without any charge to the Company. All other expenses, including advertising, filing and registration fees, insurance, and legal and accounting fees, are paid by the Company.

Boeing Capital Corporation and the Company have entered into a support agreement (the "Demand Commitment"), obligating Boeing Capital Corporation to make unconditional capital contributions in cash within 24 hours of written notification by the Company. The Demand Commitment is limited to $250,000 in the aggregate but may be amended from time to time. At December 31, 2004, no amounts were outstanding under this agreement.

Accounts due from Boeing Capital Corporation in the net amount of $1,055,393 primarily consist of a receivable for commissions earned by the Company, offset by taxes charged by Boeing Capital Corporation for the income that resulted from the Company's operations (see Note 1).

3. INCOME TAXES

The components of the current provision for taxes on income for the year ended December 31, 2004 were as follows:

Federal	$ 545,243
State	31,793
	$ 577,036

Income taxes computed at the United States federal income tax rate and the provision for taxes on income differ as follows for the year ended December 31, 2004:

Tax computed at federal statutory rate	$ 556,371	35.0 %
State income taxes—net of federal tax benefit	20,665	1.3
	$ 577,036	36.3 %

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to $5,000. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed a ratio of 15 to 1 of aggregate indebtedness to net capital. At December 31, 2004, the Company had net capital of $21,051, which was $16,051 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 119%.

5. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers and Dealers.

SUPPLEMENTAL SCHEDULE

BOEING CAPITAL SECURITIES INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL:	
Stockholder's equity	$ 1,076,444
Nonallowable assets	1,055,393
Net capital	$ 21,051
COMPUTATION OF AGGREGATE INDEBTEDNESS—Total aggregate indebtedness	
Total liabilities	$ 24,949
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum capital required	
(The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 16,051
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	119 %

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2004. Therefore, no reconciliation of the two computations is necessary.

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

February 25, 2005

Stockholder and Board of Directors
Boeing Capital Securities Inc.

In planning and performing our audit of the financial statements of Boeing Capital Securities Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low

level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte & Touche LLP